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SEC FILE NUMBER
MAR 04 2025

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Emerson Equity LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

155 Bovet Road, Suite 725
(No. and Street)

San Mateo (City) CA (State) 94402 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dominic Baldini (Name) 650.312.0202 (Area Code – Telephone Number) dbaldini@emersonequity.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

03/04/2009 (Date of Registration with PCAOB)(if applicable) 3381 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominic Baldini, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Emerson Equity LLC, as of March 3, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Financial and Operations Principal

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: A copy of the SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of San Mateo)

On March 3 2025 before me, Shruti Bhalla, Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared Dominic Baldini
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

SHRUTI BHALLA
COMM. #2461639
NOTARY PUBLIC • CALIFORNIA
COUNTY OF SAN MATEO
My commission expires August 29, 2027

Signature ______________________
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Report Document Date: 03/03/2025
Number of Pages: ________ Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Emerson Equity LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Emerson Equity LLC (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which Emerson Equity LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (2)(ii) exemption provision and (2) Emerson Equity LLC stated that Emerson Equity LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to; effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Emerson Equity LLC's management is responsible for compliance with the exemption provisions and compliance with Footnote 74 and their statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Emerson Equity's compliance with the exemption provisions and compliance with Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 3, 2025

EMERSON EQUITY LLC
Statement of Financial Condition
Year Ending December 31, 2024

Assets

Cash	$	5,275,033
Deposit with clearing broker		100,000
Accounts receivable		2,530,007
Other Assets		42,819
Total assets	$	7,947,859

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	2,238,409
Members' equity		5,709,450
Total liabilities and members' equity	$	7,947,859

EMERSON EQUITY LLC
Statement of Income
For The Year Ended December 31,2024

Revenues:	
Commissions	$69,221,939
Investment advisory fees	2,098,775
Revenue from sale of investment company shares	1,614,799
Marketing and Due Diligence	6,768,691
Other income	1,021,831
Total revenues	$80,726,035
Expenses:	
Commissions - Registered Representatives and other Broker Dealers	67,714,417
General and administrative	2,923,025
Professional fees	5,938,937
Rent	93,009
Insurance	572,848
Total expenses	77,242,237
Net income	$3,483,798

Emerson Equity
Statement of Changes in Members' Equity
For The Year Ended December 31, 2024

Members Equity, beginning of the year	$4,650,652
Net Income	3,483,798
Distrubutions	(2,425,000)
Members Equity, end of the year	$ 5,709,450

EMERSON EQUITY LLC
Statement of Cash Flows
For The YearYear Ended December 31, 2024

Cash flows from operating activities:	
Net income	$ 3,483,798
Depreciation	11,457
Adjustments to reconcile net income to net cash	
Provided by operating activities:Increase in securities	29,502
Decrease in accounts receivable	2,598,149
Increase in prepaid expenses	76,375
Increase in Other Assets	(25,117)
Decrease in accounts payable	(649,214)
Total adjustments	2,041,152
Net cash provided by operating activities	5,524,950
Cash Flows from Financing Activities	
Distributions	(2,425,000)
Net increase in cash	3,099,950
Cash, beginning of year	2,175,083
Cash, end of year	$ 5,275,033

Supplemental cash flow information:
Cash paid for interest (122.65)
cash paid for taxes 800.00

Business and Summary of Significant Accounting Policies

Business

Emerson Equity LLC (the "Company") is a California limited liability company formed on October 10, 2003. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer, that introduces accounts to a clearing firm on a fully disclosed basis, and is a member of the Financial Industry Regulatory Authority, Inc.

As a limited liability Company, the members' liability is limited to the amount reflected in the members' capital account.

The Company operates under a clearing broker agreement with Pershing, LLC ("Pershing"), whereby the Company introduces certain brokerage accounts to Pershing and Pershing provides clearing services to such accounts on a fully disclosed basis.

Cash and Deposit with Clearing Broker

The Company maintains its cash in a bank deposit account that at times may exceed federally insured limits. The Company also maintains cash and a clearing deposit with its clearing broker that are not federally insured. The Company has not experienced any losses in such accounts.

Revenue from contracts with customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer, when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the

Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive

value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influences, such as market volatility or the judgment and actions of third parties.

The Company earns revenue from contracts with customers. The following provides detailed information on the recognition of the Company's revenue from contracts with customers.

Commissions

The Company earns commission revenue from 3 sources.

Alternative Investments ($49,878,081), which the primary performance obligation is the sale of the investment to the customer. The revenue for the alternative investments typically occurs at the point in time when the investment is successfully sold to the customer.

Managing Broker Dealer ($9,358,710), which the primary performance obligation is to manage the distribution process. This process includes activities such as coordination with other broker-dealers, marketing the investment products, conducting due diligence, and facilitating the sale to the customer. The revenue for this service typically occurs at the point in time when the investment product is successfully sold to the customer.

Wholesaling activities ($8,378,068), which the primary performance obligation is the sale of investments to the customer. The revenue for the wholesaling activity typically occurs when the wholesaler has delivered the investment to the customer and control is transferred.

Revenue from sale of investment company shares

The Company earns revenue from the sale of investment company shares. Revenue from sale of investment company shares is recorded on a trade date basis as reported by the clearing broker, the investment company, escrow agent and/or third parties. The Company believes the performance obligations is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company is primarily responsible for fulfilling the promise (i.e., acts in a principal capacity) to find purchasers for securities to be sold. Although the Company relies on its broker representatives to perform the services promised to the customer, it is the Company that is responsible for ensuring that the services are performed and are acceptable to the customer.

Investment Advisory Fees

Investment advisory fees are accrued monthly as earned, and received quarterly in arrears, in accordance with the terms of the investment advisory contracts, as reported by the clearing broker. The Company believes the performance obligation for providing investment advisory services is satisfied over time because the customer is receiving and consuming the

benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management.

Marketing and Due Diligence

The company provides marketing and consulting services to investment companies under a placement agent agreement. Revenue is recognized upon completion of the promised services to the investment companies in an amount that reflects the consideration expected to be received in exchange for those services.

Contract Balances

The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The timing of revenue recognition may differ from the timing of customer payments. Alternatively, when payment precedes the position of this related services, the Company records deferred revenue until the performance obligation is satisfied. There were no material contract assets or deferred revenue at December 31, 2024.

Contract Costs

Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract-by-contract basis. There were no capitalized contract costs at December 31, 2024.

Significant Judgments

The recognized and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Deposits with clearing broker

The Company has a $100,000 deposit held at the clearing firm.

Accounts Receivable

Accounts Receivable primarily include commission and other revenue receivables. The Company believes that all amounts are fully collectable as of December 31, 2024.

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the members' for inclusion in the members' income tax returns. Management has concluded

that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $3,137,807 which was $2,988,580 in excess of its required net capital of $149,227. The Company's aggregate indebtedness to net capital ratio was .71 to 1.

3. Financial Instruments carried at Fair Value:

The following table presents the carrying values and estimated fair values as of December 31, 2024, of financial assets and liabilities, that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

Level 1

Quoted prices in active markets for identical assets or liabilities that the Company has at the measurement date.

Level 2

Inputs other than quoted prices included in level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3

Unobservable inputs for the assets or liabilities.

There were no transfers in or out of level 3 during the year.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Cash	5,275,033	5,275,033			5,575,033
Deposit with Clearing Broker	100,000	100,00			100,000
Accounts Receivables	2,530,007		2,530,007		2,530,007
Other Assets	42,819		42,819		42,819
Totals:	**$7,947,859**	**$ 5,375,033**	**$2,572,826**		**$ 7,947,859**
Liabilities:					
Accounts Payable, accrued Expenses, and other liabilities	2,238,409		2,238,409		2,238,409
Totals:	**$2,238,409**		**$2,238,409**		**$2,238,409**

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

5. Related Party Transactions

The Company subleases its office premises on a month-to-month basis from its managing member. Total rent expense under the sublease was $93,009 for the year ended December 31, 2024. The managing member rents the premises under a long-term lease that expires in September 2025. The future minimum lease payments that the managing member is required to pay under the lease ranges from approximately $65,731 per year to $70,771 per year through September 2025. No right-of-use asset or lease liability has been recorded at December 31, 2024, because the balances are immaterial.

6. Concentration

During the year ended December 31, 2024, the Company earned approximately 50% of its total revenue from five customers.

7. Commitments and Contingencies:

In the ordinary course of business, the Company is routinely a party to pending and threatened proceedings brought on behalf of various claimants some of which seek material and/or indeterminable amounts.

The Company is currently involved in various pending arbitration proceedings with the Financial Industry Regulatory Authority (FINRA) regarding claims by individuals concerning certain investments made on their behalf. The disposition of these matters, in the opinion of management, should not have a material adverse effect on the Company's. financial position. No evaluation of the likelihood of an outcome or reasonable estimate of range or potential loss can be made by legal counsel or management on the open arbitrations as such, no liability has been recorded. The Company will vigorously defend itself against these actions.

The Company maintains Errors and Omissions ("E and O") insurance to protect itself from potential damages and/or legal costs associated with certain arbitration proceedings.

8. Subsequent Event

Management has evaluated subsequent events through the date of the report of the independent registered public accounting firm on which date the financial statements were available to be issued. In January 2025, which is after year-end, the Company made distributions totaling $500,000 to the Managing Member.

9. Segment Reporting

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Company has identified its Managing Director as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital (See Note 2) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment is the same as those described in the policies listed above.

Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31,2024

Computation of net capital

Computation of net capital

Total members' equity	$	5,709,450
Less: Non-allowable assets		
Accounts receivable, in excess of related payable		2,530,007
Other assets		41,636
Prepaid expenses		0
Securities		0
Total non-allowable assets		2,571,643
Net capital		3,137,807
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness		
Minimum dollar net capital required		
Net capital required (greater of above)		149,227
Excess net capital		2,988,580
Ratio of aggregate indebtedness to net capital		71.34

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 report dated December 31,2024.

EMERSON EQUITY LLC
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2024

Not applicable- See exemption report

EMERSON EQUITY LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2024

Not Applicable- See exemption report.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Emerson Equity LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Emerson Equity LLC as of December 31, 2024, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Emerson Equity LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Emerson Equity LLC's management. Our responsibility is to express an opinion on Emerson Equity LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Emerson Equity LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I Computation of Net Capital Requirement, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III – Information Relating to the Possession of Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Emerson Equity LLC's financial statements. The supplemental information is the responsibility of Emerson Equity LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Emerson Equity LLC's auditor since 2019.
Walnut Creek, California
March 3, 2025

Exemption Report

Emerson Equity (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following.

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3k(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.
(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to; effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Emerson Equity LLC

Name of Company

I, Dominic Baldini, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Managing Member

Date: March 3, 2025

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of Emerson Equity LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Emerson Equity LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 3, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
EMERSON EQUITY LLC	8-66296

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 80,726,034.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 80,726,034.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 3,432,775.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 11,664,739.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.	$ 55,793,599.00	
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 70,891,113.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 9,834,921.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 14,752.00
9	Current overpayment/credit balance, if any			$ 137,696.98
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 8,108.00	
11	**a** Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 8,108.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2024 SIPC-6 and 6A(s)	$ 0.00		
	d Add lines 11a through 11c		$ 8,108.00	
12	**LESSER** of line 10 or 11d.			$ 8,108.00
13	**a** Amount from line 8		$ 14,752.00	
	b Amount from line 9		$ 137,696.98	
	c Amount from line 12		$ 8,108.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			($ 131,052.98)
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 0.00
16	Overpayment/credit carried forward (if applicable)			($ 131,052.98)

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-66296	DEA: FINRA	2024	Dec
MEMBER NAME	EMERSON EQUITY LLC		
MAILING ADDRESS	155 BOVET ROAD STE 725 SAN MATEO, CA 94402 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

EMERSON EQUITY LLC	DOMINIC JULIO BALDINI
(Name of SIPC Member)	(Authorized Signatory)
2/10/2025	dbaldini@emersonequity.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

EMERSON EQUITY LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITOR'S REPORT

DECEMBER 31, 2024